VIA EDGAR AND OVERNIGHT MAIL

April 13, 2009

Ms. Angela Crane

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549-5546

RE:	Ingersoll-Rand Company Limited

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 2, 2009

File No. 001-16831

Dear Ms. Crane:

This is in response to a letter dated March 30, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) to Steven R. Shawley, Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”). This letter amends our letter dated April 9, 2009 to include the “Tandy” letter representation requested by the Commission. No other changes to our letter dated April 9, 2009 have been made.

For your convenience, we have set forth the staff’s comments below followed by our response.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Review of Business Segments, page 37

1.

We see you disclosed “adjusted operating income” for each of your business segments. We also see you indicate this non-GAAP information is “…meaningful to provide the relative impact of integration and restructuring charges, non-recurring costs related to the acquisition of Trane and impairment charges in order to present a better understanding of our results on a period to period comparative basis. The adjusted information is intended to be more indicative of our core operating results.” While there is no per se prohibition against presenting a non-GAAP measure that removes a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. Please tell us why you believe the non-GAAP measures presented herein comply with Item 10 of Regulation S-K. If you continue to present such measures in your future filings, the following disclosures, which should be specific and not a broad overall, vague disclosure, should be included:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Item 10 of Regulation S-K and Question 8 of the FAQ regarding the use of non-GAAP financial measures dated June 13, 2003 and note our concern when preparing future filings.

Our response:

We believe that the disclosure of “adjusted operating income” in our Annual Report on Form 10-K complies with Item 10(e) of Regulation S-K. Our discussion in the Review of Business Segments section of the Form 10-K includes a presentation of operating income and operating margin, both calculated in accordance with GAAP, with equal or greater prominence than our non-GAAP adjusted operating income and operating margin calculations. In addition, each presentation includes a reconciliation of operating income (calculated in accordance with GAAP) to adjusted operating income that quantifies the differences between the GAAP and non-GAAP amounts.

We note the staff’s comments and have reviewed Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, it states that “Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” Our decision to include adjusted operating income is based on the significant impact on our financial statements of three items: a $3.7 billion impairment charge recognized in the fourth quarter of 2008; purchase accounting and integration costs related to our $9.6 billion acquisition of Trane in the second quarter of 2008; and a $110 million enterprise-wide restructuring program announced in the fourth quarter of 2008 necessitated by the severe economic downturn at the end of 2008.

In our recent history, we have not had a pattern of charges of these types or magnitude. There have been no impairment charges in the previous two years and the impacts of acquisition related accounting items (purchase accounting and integration charges) have been immaterial to our financial results in the past. We believe that future impairment charges, if any, and the impacts of acquisition accounting related to the acquisition of Trane will not be significant beyond 2009. Although we have had restructuring and severance costs in the recent past, none of the costs were of the magnitude of the program announced in the fourth quarter of 2008.

We believe that the exclusion of these three items to produce non-GAAP adjusted operating income, when taken together with the corresponding GAAP operating income, provides a reader with more complete and useful information regarding our business segments than would be provided on a GAAP basis alone. Business segment results excluding these amounts are reviewed and analyzed by management in order to evaluate the financial performance of each segment. In addition, these non-GAAP financial measures are the basis for performance reviews, compensation and resource allocation.

Based upon recent interactions with the investment community, we strongly believe that investors and analysts consider our non-GAAP financial measures meaningful information, enhancing their valuation models and assisting with their evaluation of our performance compared with prior periods as well as with our competitors and companies in different sectors.

Lastly, we included an introductory statement in the Review of Business Segments section that discloses the use of our non-GAAP financial measures as well as the reasons we believe they provide useful information to readers of our financial statements. However, based on the staff’s recommendations, we will expand our disclosures in future filings to address the bullet point items listed above.

Critical Accounting Policies and Estimates, page 60

2.	We note that you updated your impairment testing through December 31, 2008, taking into consideration recent market declines. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:

•

We note that you indicate quoted market prices are not available for your reporting units and that the fair value of your reporting units is determined using both a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenue (market approach), with each method being equally weighted in the calculation. In addition to disclosing each of the valuation methodologies used to value goodwill, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Our response:

We acknowledge the staff’s comments and will provide, to the extent applicable, the suggested disclosure in our future filings.

Financial Statements, page 85

Note 4 – Asset Impairment, page F-17

3.	Tell us the last date you assessed your property, plant and equipment and other intangible assets for impairment and the results of such tests.

Our response:

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), we test for impairment of property, plant and equipment and finite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. During the fourth quarter of 2008, we determined that the impairment of goodwill at three of our reporting units was an indicator of potential impairment of long-lived assets as discussed in paragraph 8 of SFAS 144. Consequently, we evaluated property, plant and equipment and finite-lived intangible assets for recoverability at those three reporting units as of December 31, 2008.

Recoverability of property, plant and equipment and finite-lived intangible assets is measured at the lowest level for which identifiable cash flows can be generated in accordance with paragraph 10 of SFAS 144. Potential impairment would exist whenever anticipated future undiscounted cash flows from an asset are less than its carrying value. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset.

As a result of the procedures performed, we concluded that the future undiscounted cash flows associated with property, plant and equipment and finite-lived intangible assets exceeded their carrying amounts and no related impairment charge was deemed necessary.

* * * * *

In connection with these responses, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4663.

Sincerely,

/s/ Steven R. Shawley
Steven R. Shawley
Senior Vice President and Chief Financial Officer